SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A
Amendment No. 1

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number: 0-21696

ARIAD Pharmaceuticals, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**22-3106987**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

26 Landsdowne Street, Cambridge, Massachusetts 02139
(Address of principal executive offices)(Zip Code)

Registrant's Telephone Number, Including Area Code: (617) 494-0400

Former Name, Former Address and Former Fiscal Year,
If Changed Since Last Report: Not Applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   **No** ☐

The number of shares of the Registrant's common stock outstanding as of July 29, 2002 was 32,538,768.

<p style="text-align:center;">**EXPLANATORY NOTE**</p>

This Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the period ending June 30, 2002 is being filed solely to include as Exhibit 99.1 the certification required by Section 906 of the Sarbanes-Oxley Act of 2002. No revisions have been made to the Registrant's financial statements or any other disclosure contained in such Quarterly Report.

PART II. OTHER INFORMATION

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a)   Exhibits.

10.1+	Promissory Note dated July 24, 2002 issued pursuant to Executive Employment Agreement dated March 4, 2002 between the Company and Laurie A. Allen. (1)
99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(+)	Management Contract or Compensation Plan Arrangement.
(1)	Incorporated by reference to the Form 10-Q of the Company for the quarterly period ended June 30, 2002 filed with the Securities and Exchange Commission on July 31, 2002.

(b)   Reports on Form 8-K

The Company filed three Current Reports on Form 8-K during the quarter ended June 30, 2002.

The Form 8-K, filed on April 9, 2002, reported that the Company was presenting at the American Association for Cancer Research scientific meeting held on April 9, 2002, results of preclinical studies on its lead anti-cancer drug candidate.

The Form 8-K, filed on June 19, 2002, reported that the Company announced the appointment of four new Directors to its Board of Directors and the resignation of one existing Director.

The Form 8-K, filed on June 26, 2002, reported that the Company announced the issuance of a U.S. patent covering methods of treating human disease by regulating NF-κB cell signaling activity. The Company also announced in this Form 8-K, that it along with the Whitehead Institute for Biomedical Research, Massachusetts Institute of Technology and the President and Fellows of Harvard College, has filed a patent infringement lawsuit against Eli Lilly and Co. alleging infringement of the newly issued patent referred to above. Finally, the Company announced in this Form 8-K, the hosting of a live analyst conference call held on June 27, 2002 at 9:00 a.m. Eastern Time to discuss the issued patent and lawsuit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIAD Pharmaceuticals, Inc.

(Registrant)

By: /s/ Edward M. Fitzgerald
     Edward M. Fitzgerald
     Senior Vice President and Chief Financial Officer

Date: August 5, 2002
     (Duly Authorized Officer and Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Title
10.1+	Promissory Note dated July 24, 2002 issued pursuant to Executive Employment Agreement dated March 4, 2002 between the Company and Laurie A. Allen. (1)
99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(+)   Management Contract or Compensation Plan Arrangement.

(1)   Incorporated by reference to the Form 10-Q of the Company for the quarterly period ended June 30, 2002 filed with the Securities and Exchange Commission on July 31, 2002.

4